April 13, 2007
VIA EDGAR
John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

RE:	MBF Healthcare Acquisition Corp. Amendment No. 6 to Registration Statement on Form S-1 File No. 333-135610
Dear Mr. Reynolds:
     On behalf of MBF Healthcare Acquisition Corp. (the “Company”), we transmit for filing Amendment No. 6 to the referenced Registration Statement Form S-1. Please note that the Amendment is being filed for the purpose of (i) increasing the deferred underwriting discounts and commissions from 2% to 3.5% of the gross proceeds of the offering and (ii) increasing the dollar amount of the private placement to MBF Healthcare Partners, L.P. from $5,500,000 to $7,000,000.
     We look forward to hearing from you regarding Amendment No. 6. If you have any questions, please call me at (305) 982-5858.

Sincerely.
/s/ Bradley D. Houser

cc: Miguel B. Fernandez Chairman and Chief Executive Officer MBF Healthcare Acquisition Corp.